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                                                [DEUTSCHE ASSET MANAGEMENT LOGO]
PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION:
ROSALIA SCAMPOLI 212.250.5536, MEDIA
JONATHAN DIORIO 800.349.4281, INVESTORS

                         THE BRAZIL FUND, INC. ANNOUNCES
                           TERMINATION OF TENDER OFFER

NEW YORK, NY, AUGUST 25, 2005 -- THE BRAZIL FUND, INC. (NYSE: BZF) today announced that it has terminated its tender offer for up to 8,120,644 shares, representing approximately 50% of its issued and outstanding shares of common stock in exchange for portfolio securities of the Fund at a price per share equal to 98% of the net asset value per share as of the day after the day the offer expires. As a result, no shares will be accepted for purchase by the Fund.

The offer has been terminated in light of the fact that the Fund's Brazilian administrator has raised a question as to whether the offer will subject the Fund to Brazilian capital gains tax. Although the Fund had previously received the advice of its Brazilian counsel to the effect that the Fund's distribution of equity securities pursuant to the offer should be exempt from Brazilian capital gains taxation, the Fund's Brazilian administrator has recently indicated its belief that implementation of the transaction as proposed would require the imposition of a withholding tax equal to 15% of the amount by which the fair market value of the portfolio securities to be distributed exceeds the Fund's basis in those securities. The Fund estimates that, based on the unrealized gain inherent in the Fund's portfolio, the amount of the tax could equal approximately 10.4% of the value of the portfolio securities distributed in the offer. Because of these issues, the Fund believes that completion of the offer would no longer serve the best interests of all Fund shareholders and has terminated the offer.

The Fund's Board of Directors intends to meet in the near future to review alternative courses of action. While there can be no assurance that any action ultimately proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade,the Board remains committed to its goal of finding a solution to enable shareholders to realize a price close to net asset value for at least a portion of their shares.
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The Brazil Fund, Inc. is a non-diversified, closed-end investment company. The
Fund seeks long-term capital appreciation through investing primarily in equity securities of Brazilian issuers. Its shares are listed on the New York Stock Exchange under the symbol "BZF".

Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund's shares to greater price volatility.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund's shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

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NOT FDIC/NCUA INSURED              MAY LOSE VALUE              NO BANK GUARANTEE
NOT A DEPOSIT            NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
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SCUDDER INVESTMENTS IS PART OF DEUTSCHE ASSET MANAGEMENT WHICH IS THE MARKETING
NAME IN THE US FOR THE ASSET MANAGEMENT ACTIVITIES OF DEUTSCHE BANK AG, DEUTSCHE BANK TRUST COMPANY AMERICAS, DEUTSCHE ASSET MANAGEMENT INC., DEUTSCHE ASSET MANAGEMENT INVESTMENT SERVICES LTD., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS
INC. AND SCUDDER TRUST COMPANY.

[(08/05 40037)]